

16012404

[illegible]ISSION

Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 26 2016

Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67536

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
North Nassau Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Wall Street, Suite 216
(No. and Street)

Princeton	NJ	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jill Reckamp (239) 810-9646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jill Reckamp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Nassau Advisors, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JESSICA N BASS
Notary Public, Georgia
Fulton County
My Commission Expires
September 17, 2018

Notary Public

Signature

FINOP/CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH NASSAU ADVISORS, LLC
FINANCIAL STATEMENTS

For the Year Ended
December 31, 2015
With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
North Nassau Advisors, LLC

We have audited the accompanying financial statements of North Nassau Advisors, LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. North Nassau Advisors, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Nassau Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of North Nassau Advisors, LLC financial statements. The information is the responsibility of North Nassau Advisors, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 17, 2016
Atlanta, Georgia



RUBIO CPA, PC

NORTH NASSAU ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$	14,041
Prepaid expenses		1,857
Total assets	$	15,898

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	2,592
Total liabilities		2,592
Member's equity		13,306
Total liabilities and member's equity	$	15,898

The accompanying notes are an integral part of these financial statements.

NORTH NASSAU ADVISORS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

REVENUES	
Commissions	$ 331
Other income	389
Total revenue	720
EXPENSES	
Professional fees	13,210
Communications	1,224
Occupancy	1,800
Other operating expenses	8,127
Total expenses	24,361
NET LOSS	$ (23,641)

The accompanying notes are an integral part of these financial statements.

NORTH NASSAU ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2015

Balance, December 31, 2014	$	19,702
Member's Contribution		17,245
Net Loss		(23,641)
Balance, December 31, 2015	$	13,306

The accompanying notes are an integral part of these financial statements.

NORTH NASSAU ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (23,641)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease in prepaid expenses	4,579
Decrease in accounts payable and accrued liabilities	802
Net cash used by operating activities	(18,260)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member Contributions	17,245
Net cash provided by financing activities	17,245
NET DECREASE IN CASH	(1,015)
CASH AND CASH EQUIVALENTS:	
Beginning of period	15,056
End of period	$ 14,041

The accompanying notes are an integral part of these financial statements.

NORTH NASSAU ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: North Nassau Advisors, LLC (the "Company"), a Delaware Limited Liability Company organized in August 2006, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates as a "general securities" broker-dealer primarily brokering variable annuities, mutual funds and insurance. The Company does not carry customer accounts or perform custodial functions relating to customer securities. The Company's customers are located throughout the United States.

Income Taxes: The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Date of Management's Review: Subsequent events were evaluated through February 6, 2016 which is the date the financial statements were available to be issued.

NORTH NASSAU ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE B - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $11,449, which was $6,449 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .23 to 1.0.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

NOTE D - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its member. Under the agreement the Company pays its member monthly fees for use of office facilities, including office furniture and equipment, and other administrative services.

The amount expensed in the financial staetments for 2015 under the arrangement is approximately $2,000.

NORTH NASSAU ADVISORS, LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2015

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-S.

NORTH NASSAU ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2015

Net Capital	
Total member's equity qualified for net capital	$ 13,306
Deduction for non-allowable assets:	
Prepaid expenses	(1,857)
Net capital before haircuts	11,449
Less haircuts	0
Net capital	$ 11,449
Minimum net capital required	$ 5,000.00
Excess net capital	$ 6,449
Aggregate Indebtedness:	
Liabilities, net of unearned revenue	$ 2,592
Minimum net capital based on aggregate indebtedness	$ 173
Ratio of aggregate indebtedness to net capital	.23 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net captial above.

NORTH NASSAU ADVISORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2015

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2015

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
North Nassau Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) North Nassau Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which North Nassau Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) North Nassau Advisors, LLC stated that North Nassau Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. North Nassau Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North Nassau Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 17, 2016
Atlanta, GA



RUBIO CPA, PC


NORTH NASSAU
ADVISORS LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

North Nassau Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

North Nassau Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception.

Brian Gimelson
January 12, 2016